MARKET-LINKED ONE LOOK NOTES WITH ENHANCED BUFFER

Market-Linked One Look Notes with Enhanced Buffer Linked to the WTI Crude Oil Futures Contract

Issuer	Canadian Imperial Bank of Commerce (“CIBC”)
Principal Amount	$10.00 per unit
Term	Approximately one year
Market Measure	The WTI Crude Oil Futures Contract scheduled for delivery in June 2024 (Bloomberg symbol “CLM4”)
Payout Profile at Maturity

•  If the Market Measure is greater than or equal to [87.50% to 81.50%] of the Starting Value, a return equal to the return represented by the Step Up Payment

•  1-to-1 downside exposure to decreases in the Market Measure beyond a [12.50% to 18.50%] decline, with up to [87.50% to 81.50%] of your principal at risk

Step Up Payment	$1.60 per unit, a 16.00% return over the principal amount
Threshold Value	[87.50% to 81.50%] of the Starting Value, to be determined on the pricing date
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will not decrease below the Threshold Value over the term of the notes, and are willing to accept a capped return, take downside risk beyond a threshold and forgo interim interest payments.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1045520/000110465923055044/tm2314300d4_fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, you may lose up to [87.50% to 81.50%] of the principal amount.
•	Your investment return is limited to the return represented by the Step Up Payment and may be less than a comparable investment directly in the Market Measure or the related commodity.
•	Payments on the notes, including any repayment of principal, are subject to the credit risk of CIBC, and actual or perceived changes in the creditworthiness of CIBC are expected to affect the value of the notes. If CIBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•	Ownership of the notes will not entitle you to any rights with respect to the Market Measure or the related commodity.
•	The price of the Market Measure may change unpredictably, affecting the value of your notes in unforeseeable ways
•	Suspensions or disruptions of trading in the Market Measure or any related futures contracts may adversely affect the value of the notes.
•	Changes in the exchange methodology related to the Market Measure may adversely affect the value of the notes prior to maturity.
•	Legal and regulatory changes could adversely affect the return on and value of your notes.
•	The notes will not be regulated by the U.S. Commodity Futures Trading Commission.
•	An investment linked to commodity futures contracts is not equivalent to an investment linked to the spot prices of physical commodities.
•	Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally.
•	The market value of the notes may be affected by price movements in distant-delivery futures contracts associated with the Market Measure.
•	Crude oil prices can be volatile as a result of various factors that we cannot control, and this volatility may reduce the market value of the notes.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$1.55	-84.50%
-50.00%	$6.55	-34.50%
-20.00%	$9.55	-4.50%
-15.50%(1)	$11.60(2)	16.00%
-6.00%	$11.60	16.00%
-3.00%	$11.60	16.00%
0.00%	$11.60	16.00%
5.00%	$11.60	16.00%
10.00%	$11.60	16.00%
16.00%	$11.60	16.00%
40.00%	$11.60	16.00%
60.00%	$11.60	16.00%
100.00%	$11.60	16.00%
(1) This hypothetical percentage change corresponds to the hypothetical Threshold Value. (2) This amount represents the sum of the principal amount and the Step Up Payment of $1.60.